Salamon Group Inc.
302,1028 Alberni Street
Vancouver,B.C. V6E-1A3
Canada
Tel:604.408.3861/Fax:604.408.3872

December 13, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, North East
Mail Stop 6010
Washington, D.C. 20549

Attention: Mr.David Burton

Dear Sirs:

RE:	SALAMON GROUP, INC. (the “Company”)
	-	File Number 000-50530
	-	Item 4.01 on Form 8-K/A1filed December 4, 2006;
	-	Response Comment Letter filed December 6, 2006

I write on behalf of Salamon Group, Inc. in response to your comment letter (the "Comment Letter") dated December 8, 2006 and faxed to Salamon Group Inc. at 604.408.3872 regarding the above-referenced filings.

We provide below our responses to the comments made in the Comment Letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

COMMENT

1.
Please amend your Form 8-K to include the required letter from your former auditor as Exhibit 16 stating whether the auditor agrees with your item 304 disclosures, or the extent that the auditor does not agree.

RESPONSE

1.

On December 8, 2006 a letter from the SEC was faxed to Salamon Group Inc. at 604-408-3872. This letter was then faxed to Keith Elliott at Manning Elliott at 604-714-3669, the former auditing firm for Salamon Group Inc.

Salamon Group Inc. is waiting for a response reply from Keith Elliott of Manning Elliott for comment response number 1 on page 2 of the Comment Letter.

Mr. Salamon considers it appropriate for those concerned about the above matter to contact Mr. Keith Elliott, Partner of Manning Elliot as noted below:

Manning Elliott
Chartered Accoutants
1100 – 1050 West Pender Street
Vancouver, BC, V6E 3S7 Canada
Tel: 604-714-3638
Fax: 604-714-3669

COMMENT

2.
In addition, Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

RESPONSE

2.
The auditor’s report on the financial statements for the past 2 years did not contain any adverse opinions, disclaimers of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

COMMENT

3.
The disclosure should also specifically state weather during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principles or practices, financially statement disclosures, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. This period also applies to any statements regarding reportable events and consultation with the new auditor. In the event of disagreement(s) and/or reportable event(s), provide specific disclosures required by item 304(a)(1)(iv) of regulation S-B.

RESPONSE

3.
Prior to the former auditor’s engagement being terminated and during the last two fiscal years, there were no disagreements with the former auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Yours truly,

"John E. Salamon"

John E. Salamon

Copies of Communications Sent to:
Claudia Losie
Boughton Law Corporation
595 Burrard Street,Suite 1000
Vancouver,B.C. V7X-1S8 Canada
Tel: 604.647.4149
Fax:604.683.5317